
SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH, D.C.
181
SECTION



SECURI 03054867 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JUN 26 2003
503

SEC FILE NUMBER
8-65202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaconia Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O T&T Unit Trust Corporation, UTC Financial Centre, 82 Independence Square,
(No. and Street)

Port of Spain (City) Trinidad and Tobago (State) West Indies (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Olton 868-625-4565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

200 East Las Olas Blvd Suite 1700 Fort Lauderdale, Florida 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY OLTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaconia Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows~~

Before me at Port-of-Spain, Trinidad this 25th day of February, 2003

Signature

PRESIDENT/TREASURER

Title

Notary Public


TRINIDAD
TOBAGO
50c

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chaconia Financial Services, Inc.

(A wholly owned subsidiary of Chaconia Fund Services, Inc., a wholly owned subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 10,896
Total assets	$ 10,896
Liabilities and Stockholder's Equity	
Accounts payable	$ 1,000
Total liabilities	1,000
Stockholder's equity:	
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)	1,010
Additional paid in capital	66,092
Retained deficit	(57,206)
Total stockholder's equity	9,896
Total liabilities and stockholder's equity	$ 10,896

The accompanying notes are an integral part of these financial statements.